Exhibit 12 (a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Successor	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
			2006	2005	2004	2003
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$(1,266)	$1,306	$2,501	$1,816	$672	$736
Add: Total federal income tax expense (benefit)	(675)	618	1,306	882	282	348
Fixed charges (see detail below)	717	393	387	668	651	665
Preferred dividends of subsidiaries	—	—	—	—	—	—

Total earnings (loss)	$(1,224)	$2,317	$4,194	$3,366	$1,605	$1,749

FIXED CHARGES:
Interest expense	$711	$369	$364	$633	$607	$616
Rentals representative of the interest factor	6	24	23	35	44	49

Fixed charges deducted from earnings	717	393	387	668	651	665
Preferred dividends of subsidiaries (pretax) (a)	—	—	—	—	—	—

Total fixed charges	717	393	387	668		665
Preference dividends of registrant (pretax) (a)	—	—	—	4	3	7

Fixed charges and preference dividends	$717	$393	$387	$672	$654	$672

RATIO OF EARNINGS TO FIXED CHARGES (b)	—	5.90	10.84	5.04	2.47	2.63

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	—	5.90	10.84	5.01	2.45	2.60

	Successor	Predecessor
	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$(4,528)	$232
Add: Total federal income tax expense (benefit)	(2,480)	47
Fixed charges (see detail below)	1,469	233

Total earnings (loss)	$(5,539)	$512

FIXED CHARGES:
Interest expense	$1,456	$221
Rentals representative of the interest factor	13	12

Fixed charges deducted from earnings	1,469	233
Preferred dividends of subsidiaries (pretax) (a)	—	—

Total fixed charges	1,469	233
Preference dividends of registrant (pretax) (a)	—	—

Fixed charges and preference dividends	$1,469	$233

RATIO OF EARNINGS TO FIXED CHARGES (b)	—	2.20

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	—	2.20

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.

(b)	For the period from October 11, 2007 through December 31, 2007, fixed charges and combined fixed charges and preference dividends exceeded earnings by $1.941 billion. For the six months ended June 30, 2008, fixed charges and combined fixed charges and preference dividends exceeded earnings by $7.008 billion.